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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              ORION FINANCIAL LTD.
                    ----------------------------------------
                                (Name of Issuer)

                            No Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68627L 10 3
                                ----------------
                                 (CUSIP Number)

                   Terry A. Hunter, 226 West Delaware Circle
                    Littleton, Colorado 80120 (303) 798-5512
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 4, 1998
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 68627L 10 3

  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Terry A. Hunter
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [ ]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      00
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [  ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     United States Citizen
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  4,044,998
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    - 0 -
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                          4,044,998
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          - 0 -
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,044,998
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.97%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
  -------------------------------------------------------------------------

     ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 1 to Schedule 13D relates to the no par value common stock ("Common Stock") of Orion Financial, Ltd. ("Issuer"). The purpose of filing this Amendment is to supplement Terry A. Hunter's original Schedule 13D with the information set forth in Item 4 herein. There has been no change in the amount of securities beneficially owned by Mr. Hunter from that reported in his original Schedule 13D.

     ITEM 4. PURPOSE OF TRANSACTION.

     The following paragraphs are added to the information set forth in Item 4 of the original Schedule 13D for Terry A. Hunter dated May 12, 1998 and filed with the Securities and Exchange Commission on May 13, 1998:

     At such time as the Issuer provides disclosures to the Issuer's shareholders in accordance with Rule 14f-1 adopted under the Securities Exchange Act of 1934, as amended, or holds a meeting of the Issuer's shareholders, it is anticipated that Dean H. Boedeker will resign as a director of the Issuer and that Roger R. Arthur, Richard E. Flanigan and Antonio P. Gomes will become directors of the Issuer.

     Pursuant to the terms of the Production and Inventory Dating Agreement, the Issuer has agreed that during the term of such Agreement, it will provide one seat on its Board of Directors to a person designated by APIDG.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Terry A. Hunter
Date:  June 11, 1998                     ---------------------------------------
                                        Terry A. Hunter











                                      - 3 -